Mingzhu Logistics Holdings Limited

27F, Yantian Modern Industry Service Center

No. 3018 Shayan Road, Yantian District

Shenzhen, Guangdong, China 518081

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Claudia Rios Kevin Dougherty

July 1, 2025

Re:	Mingzhu Logistics Holdings Ltd
Registration Statement on Form F-3, as amended
Initially Filed May 23, 2025
File No. 333-287552

Dear Ms. Rios and Mr. Dougherty:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mingzhu Logistics Holdings Ltd hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:00 p.m. ET on July 3, 2025, or as soon as thereafter practicable.

Very truly yours,

Mingzhu Logistics Holdings Ltd

By:	/s/ Jinlong Yang
	Name:	Jinlong Yang
	Title:	Chief Executive Officer

cc:	Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC